[Harrah's Operating Company, Inc. Letterhead]

July 22, 2005

VIA EDGAR

Ms. Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	Harrah's Operating Company, Inc. Schedule TO-I Filed July 14, 2005

Dear Ms. Adams:

        As requested in your letter of July 20, 2005 with respect to Harrah's Operating Company, Inc.'s (the "Company") Change of Control Notice and Offer to Purchase dated July 13, 2005 (the "Offer to Purchase"), the Company is providing you with this written statement as requested in the section of your letter captioned "Closing Comments."

        The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the Offer to Purchase, (2) staff comments or changes to disclosure in response to staff comments in the Offer to Purchase do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Offer to Purchase and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
HARRAH'S OPERATING COMPANY, INC.
By:	/s/ STEPHEN H. BRAMMELL
Stephen H. Brammell, Esq.
Senior Vice President, General Counsel and Corporate Secretary